Exhibit 99.1
                    News From
REGENCY TOWERS, 1415 W. 22ND ST., OAK BROOK, ILLINOIS 60523
FOR IMMEDIATE RELEASE
Federal Signal Corporation Announces First Quarter Earnings
Company Generates Q1 Profit Despite Challenging Economic Conditions
—Highlights—
•	Q1 EPS of $0.02 from Continuing Operations

•	Overhead Costs Reduced $4 Million versus Q1 2008

•	Q1 Order Backlog = $273 Million

•	$148 Million of Available Liquidity at end of Q1
Oak Brook, Ill., May 1, 2009 — Federal Signal Corporation (NYSE: FSS) reported income from continuing operations of $1.1 million, or $0.02 per share, for the first quarter of 2009 on revenue of $204 million. For the same period of 2008, the Company earned $4.1 million from continuing operations, or $0.09 per share, on revenue of $226 million. The year-over-year first quarter income reduction is primarily the result of volume reductions at the Environmental Solutions Group and the Safety and Security Systems Group, offset somewhat by revenue and margin improvement in the Fire Rescue Segment, lower overhead costs and lower interest expense. First quarter revenue declined 10% versus last year, due in part to a 4% negative currency impact.
The Company recorded net income including discontinued operations of $1.0 million in the first quarter of 2009 compared to a net loss of $84.9 million in the prior year period. The net loss in 2008 was associated with the discontinuations of the unprofitable E-ONE business and the non-strategic and cyclical Tool group business, both of which were sold in 2008.
Cash flow from continuing operations for the first three months of 2009 totaled $6.4 million, a $13.1 million improvement versus the prior year, primarily due to improved working capital management. The Company had $20 million of cash and CDs and $128 million of availability under its revolving credit agreement at the end of the quarter.
William H. Osborne, president and chief executive officer, stated, “I am pleased to report that we were able to generate a profit in the first quarter despite the extremely challenging economic environment. Our management teams have worked hard to reduce our fixed cost structure, which is a key part of our strategy to reduce overall costs and increase margins. We reduced our overhead costs — fixed manufacturing costs and SG&A — by $4 million in the quarter. We are well on our way to achieving our cost reduction targets, and we remain committed to continuing to improve the company’s operational and financial performance.”
Mr. Osborne continued, “In addition, we continued to see growth in some of our key public safety businesses, as our PIPS automated license plate recognition (ALPR) cameras and warning systems business both generated double-digit revenue increases in the quarter. We begin the second quarter with an order backlog of $273 million, and are beginning to see some preliminary signs of stability in some of our markets. Although first quarter orders were down 29% versus last year, March orders were down only 8%, and we saw order increases in March for some of our businesses. With strong brands, a global presence and leadership positions in most of our markets, the company is well positioned to benefit from an improvement in the global economy.”
GROUP RESULTS
Safety and Security Systems
•	Orders declined 21% from 2008 to $76.1 as a result of the global economic recession and unfavorable currency effects. Orders for the month of March were down 6% versus 2008.

•	Net sales were down 16% to $76.2 million due to low order intake and unfavorable foreign currency effects of 4%.

•	Operating income was $6.1 million, with an 8% operating margin in the quarter. Operating Income declined $2.2 million versus 2008, driven by lower sales volumes and unfavorable currency effects, partially offset by SG&A cost reductions of $3 million, or 14% in the first quarter.
Fire Rescue
•	Q1 orders were down $37 million, to $20.8 million. The economic weakness impacted orders across markets in the current quarter, while 2008 order demand was at record levels in all segments. A strong order backlog of $128 million at the end of Q1 will provide revenue stability in 2009.

•	Net sales were up 41%, or $9.4 million, over the prior year as a result of a strong order backlog and the completion in late 2008 of a factory expansion that allowed for higher volumes. This increase is net of an 18% unfavorable currency effect.

•	Operating income more than tripled in the quarter to $2.4 million. Operating margin increased from 3.0% in Q1 2008 to 7.4% in Q1 2009 as a result of higher volumes coupled with efficiencies associated with the plant expansion.
Environmental Solutions
•	Orders declined 17%, to $80.3 million from first quarter 2008 largely as a result of the reduction in orders for industrial vacuum trucks. However, orders in March were down only 1%. Orders in the U.S. municipal markets and non-U.S. markets were relatively flat compared to the prior year, with improvement towards the latter part of the quarter. Q1 orders for sweepers increased versus Q1 2008.

•	Net sales were down 16% to $94.8 million primarily due to lower shipments of sweepers and sewer cleaners.

•	Q1 operating income was $3.1 million. Lower sales volumes translated into a $6.4 million decline in operating income. The lower volumes were partially offset by $2 million lower costs for fixed manufacturing and SG&A inclusive of a $0.9 million charge for severance costs in 2009.

Other
•	First quarter corporate expenses totaled $6.0 million, a reduction of $1.3 million from 2008, partially due to a reduction of $0.6 million in legal costs associated with the Company’s ongoing hearing loss litigation. In addition, the first quarter of 2008 included a $1.5 million charge relating to a contract dispute for the Dallas Fort Worth airport project. The year-on-year corporate expense favorability was somewhat mitigated by proxy solicitation costs of $0.6 million.

•	Interest expense was down $1.8 million in first quarter of 2009 due to lower interest rates and lower average borrowings in the quarter.

•	The effective tax rate on income from continuing operations was 12.3%, or $0.2 million, compared to an expense of 27.6%, or $1.6 million for the first quarter of 2008. The benefit in 2009 is due to the resolution of an IRS audit of the 2006 tax year. In addition, the effective tax rate for Q1 2009 includes Research and Development tax credit benefits which did not exist in 2008.
CONFERENCE CALL
Federal Signal will host its first quarter conference call on Friday, May 1, 2009 at 11:00 a.m. Eastern Time. The call will last approximately one hour. The call may be accessed over the internet through Federal Signal’s website at http://www.federalsignal.com. A replay will be available on Federal Signal’s website shortly after the call.
About Federal Signal
Federal Signal Corporation (NYSE: FSS) enhances the safety, security and well-being of communities and workplaces around the world. Founded in 1901, Federal Signal is a leading global designer and manufacturer of products and total solutions that serve municipal, governmental, industrial and institutional customers. Headquartered in Oak Brook, Ill., with manufacturing facilities worldwide, the Company operates three groups: Safety and Security Systems, Environmental Solutions and Fire Rescue. For more information on Federal Signal, visit: http://www.federalsignal.com.
This release contains unaudited financial information and various forward-looking statements as of the date hereof and we undertake no obligation to update these forward-looking statements regardless of new developments or otherwise. Statements in this release that are not historical are forward-looking statements. Such statements are subject to various risks and uncertainties that could cause actual results to vary materially from those stated. Such risks and uncertainties include but are not limited to: economic conditions in various regions, product and price competition, supplier and raw material prices, foreign currency exchange rate changes, interest rate changes, increased legal expenses and litigation results, legal and regulatory developments and other risks and uncertainties described in filings with the Securities and Exchange Commission.
INVESTOR CONTACT: William Barker, +1.630.954.2000, wbarker@federalsignal.com
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FEDERAL SIGNAL CORPORATION (NYSE)
Consolidated Financial Data
For the First Quarter 2009 and 2008 (Unaudited)
(in millions except per share data)

	YTD	YTD
	Mar. 31	Mar. 31
	2009	2008
Quarter March 31:

Net Sales	$203.5	$226.4
Cost of sales	(152.9)	(168.2)
Operating expenses	(45.0)	(47.0)

Operating income	5.6	11.2
Interest expense	(3.3)	(5.1)
Loss on investment in joint venture	(0.9)	(0.6)
Other (expense) income	(0.1)	0.2

Income before income taxes	1.3	5.7
Income tax expense	(0.2)	(1.6)

Income from continuing operations	1.1	4.1
Loss from discontinued operations and disposal, net of tax	(0.1)	(89.0)

Net income (loss)	$1.0	$(84.9)

Gross margin on revenues	24.9%	25.7%
Operating margin on revenues	2.8%	4.9%
Effective Tax Rate	12.3%	27.6%

Diluted earnings per share:
Income from continuing operations	$0.02	$0.09
Loss from discontinued operations and disposal		(1.86)

Diluted earnings (loss) per share	$0.02	$(1.77)

Average common shares outstanding	48.0	47.9

	YTD	YTD
	Mar 31	Mar 31
	2009	2008
Group results:

Safety and Security Systems Group:
Orders	$76.1	$95.9
Net Sales	76.2	90.8
Operating Income	6.1	8.3
Operating Margin	8.0%	9.1%
Backlog	$52.6	$67.0

Fire Rescue Group:
Orders	$20.8	$57.7
Net Sales	32.5	23.1
Operating Income	2.4	0.7
Operating Margin	7.4%	3.0%
Backlog	$128.4	$178.8

Environmental Solutions Group:
Orders	$80.3	$97.1
Net Sales	94.8	112.5
Operating Income	3.1	9.5
Operating Margin	3.3%	8.4%
Backlog	$92.2	$122.6

Corporate operating expenses	$(6.0)	$(7.3)

Total Operating Income	$5.6	$11.2

FEDERAL SIGNAL CORPORATE AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)

	March 31	December 31
($ in millions)	2009	2008
ASSETS

Current assets
Cash and cash equivalents	$9.7	$23.4
Short-term investments	10.0	10.0
Accounts receivable, net of allowances for doubtful accounts of $2.2 million and $2.0 million, respectively	145.0	153.2
Inventories	143.5	137.1
Other current assets	24.4	21.6

Total current assets	332.6	345.3
Properties and equipment, net	66.3	65.4
Other assets
Goodwill, net of accumulated amortization	326.5	328.1
Intangible assets, net	46.7	47.8
Deferred tax assets	25.5	30.3
Deferred charges and other assets	4.5	4.4

Total assets	802.1	821.3
Assets of discontinued operations	13.2	12.7

Total assets	$815.3	$834.0

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Short-term borrowings	$1.2	$12.6
Current portion of long-term borrowings	26.1	25.1
Accounts payable	58.6	56.4
Accrued Liabilities
Compensation and withholding taxes	20.7	25.1
Customer deposits	18.1	17.4
Other	51.8	49.8

Total current liabilities	176.5	186.4
Long-term borrowings	239.8	241.2
Long-term pension liabilities	54.2	58.0
Deferred gain	25.7	26.2
Other long-term liabilities	13.8	13.3

Total liabilities	510.0	525.1
Liabilities of discontinued operations	19.1	24.4

Total liabilities	529.1	549.5
Shareholders’ equity
Common stock, $1 par value per share, 90.0 million shares authorized, 49.5 million and 49.3 million shares issued, respectively	49.5	49.3
Capital in excess of par value	91.2	106.4
Retained earnings	224.5	226.4
Treasury stock, 0.8 million and 1.9 million shares at cost, respectively	(15.8)	(36.1)
Accumulated Other Comprehensive loss
Foreign currency translation, net	(6.5)	(4.1)
Net derivative loss, cash flow hedges, net	(0.6)	(0.9)
Unrecognized pension and postretirement losses, net	(56.1)	(56.5)

Total	(63.2)	(61.5)

Total shareholders’ equity	286.2	284.5

Total liabilities and shareholders’ equity	$815.3	$834.0

Supplemental data:
Debt	$267.1	$278.9
Debt-to-capitalization ratio:	48.3%	49.5%
Net Debt/Cap Ratio	46.4%	46.3%
Net Debt/Cap Ratio = debt-to-capitalization ratio, net of cash

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	For the Quarter Ended
	March 31,
	2009	2008
	($ in millions)
Operating activities
Net income (loss)	$1.0	$(84.9)
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:
Loss on discontinued operations and disposal	0.1	89.0
Loss on investment in joint venture	0.9	0.6
Depreciation and amortization	3.9	4.3
Stock based compensation expense	1.1	1.1
Pension contributions	(0.5)	(0.4)
Working capital (1)	1.6	(12.2)
Other	(1.7)	(4.2)

Net cash provided by (used for) continuing operating activities	6.4	(6.7)
Net cash provided by discontinued operating activities	1.4	18.0

Net cash provided by operating activities	7.8	11.3

Investing activities
Purchases of properties and equipment	(3.8)	(7.7)

Net cash used for continuing investing activities	(3.8)	(7.7)
Net cash provided by (used for) discontinued investing activities	2.9	(0.9)

Net cash used for investing activities	(0.9)	(8.6)

Financing activities
Decrease in short-term borrowings, net	(11.4)	(2.5)
(Payments on) proceeds from long-term borrowings, net	(0.1)	14.5
Cash dividends paid to shareholders	(2.9)	(2.9)
Other, net	0.2	(0.8)

Net cash (used for) provided by continuing financing activities	(14.2)	8.3
Net cash used for discontinued financing activities	(6.4)	(15.4)

Net cash used for financing activities	(20.6)	(7.1)

Effects of foreign exchange rate changes on cash	—	0.9
Decrease in cash and cash equivalents	(13.7)	(3.5)
Cash and cash equivalents at beginning of year	23.4	12.5

Cash and cash equivalents at end of period	$9.7	$9.0

(1)	Working capital is composed of net accounts receivable, inventories, accounts payable and customer deposits.